Janice Adeloye
Dietrich King

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

February 1, 2022

Re:	StartEngine Collectibles Fund I LLC

Post Qualification Amendment No. 6
to Offering Statement on Form 1-A

Filed January 12, 2022

File No. 024-11416

Dear Ms. Adeloye and Mr. King,

On behalf of StartEngine Collectibles Fund I LLC, I hereby request qualification of the above-referenced offering statement at 9:00 am, Eastern Time, on Friday, February 4, 2022, or as soon thereafter as is practicable.

Sincerely,

StartEngine Collectibles Fund I LLC

By: StartEngine Assets, LLC, its managing member

By:	/s/ Leon Benrimon
Leon Benrimon
Manager